EXHIBIT 3.1

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF DESIGNATIONS
OF THE
SERIES A PREFERRED STOCK
OF
SUMMA INDUSTRIES

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

The undersigned, James R. Swartwout, President of Summa Industries, a Delaware corporation (hereinafter, the “Corporation”), does hereby certify that the following resolutions have been duly adopted by the Board of Directors of this Corporation (the “Board of Directors”):

RESOLVED, that the following two sentences be inserted as the first and second sentences to Section 3(b)(ii) of that certain Certificate of Designations of the Series A Preferred Stock of Summa Industries:

“At any time prior to the third (3rd) anniversary of the Series A Original Issuance Date, by mutual agreement of the Corporation and a majority of the holders of the Series A Preferred Stock, the Corporation may redeem the Series A Preferred Stock then outstanding at the Series A Redemption Price plus a Premium equal to an amount which equals a twelve (12) percent annual increase over the Original Series A Issue Price per share, in cash.  The term “cash” as used in this Section 3(b)(ii) shall be deemed to include promissory notes issued by the Corporation in respect of any cash payment to be made to any holder of Series A Preferred Stock hereunder.”

The foregoing Amendment to the Certificate of Designations of the Series A Preferred Stock of Summa Industries has been duly adopted in accordance with the provisions of Section 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Amendment to Certificate of Designations of the Series A Preferred Stock of Summa Industries is executed on this 29th day of April 2004.

SUMMA INDUSTRIES

		By:	/s/ James R. Swartwout
James R. Swartwout, President
ATTEST:

By:	/s/ Trygve M. Thoresen
Trygve M. Thoresen, Secretary